Filed Pursuant to SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JUNE 10, 2008 TO PROSPECTUS DATED MAY 19, 2008

MAY 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	May 2008	Year to Date	05/31/08	05/31/08

Series A	5.21%	21.52%	$40,956,965	$1,806.35
Series B	7.33%	29.84%	$50,450,175	$2,304.36

*	All performance is reported net of fees and expenses

Fund results for May 2008:

The U.S. Dollar finished near unchanged in May as declining consumer confidence, sharply higher PPI, and disappointing Federal Reserve economic growth estimates led to talk of stagflation. The Euro finished slightly lower as disappointing retail sales reflected the impact of rising energy costs. The Canadian Dollar added another 1% as energy markets continued to surge and signs of rising inflation tempered rate cut expectations. The Australian Dollar rose to 25 year highs amid a tight labor market and news that the central bank gave serious consideration to a rate hike at their previous policy meeting. China increased reserve requirements to a record 16.5% of deposits in the hopes of restraining lending to its overheating economy. Long positions in foreign currencies lead to a gain for this sector on the month.

World energy markets continued their historic advance in May as a variety of factors conspired to drive prices sharply higher. Crude oil finished 12.9% higher, trading to well over the $130 level as U.S. supplies fell, prompting calls for the use of the U.S. strategic oil reserve. Geopolitical uncertainty continued as production cut threats from Iran and Venezuela and ongoing violence in Nigeria and Iraq kept traders on alert for additional supply disruptions. Furthermore, despite data suggesting that U.S. demand is declining somewhat, expectations are that Chinese and Indian demand will more than offset these cuts. Heating oil (+15.7%), gasoline (+15.4%), and natural gas (+6.6%) also rose sharply as declining margins continued to result in insufficient distillate fuel production. Long positions in this sector resulted in a substantial gain.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a major influence on this month’s overall positive performance.

For the month of May 2008, Series A gained 5.21%, while Series B gained 7.33%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
MAY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended May 31, 2008)

STATEMENT OF INCOME

May 2008

Investment income, interest	$77,732

Expenses
Management fee	64,158
Ongoing offering expenses	34,680
Operating expenses	5,202
Selling Commissions	138,721
Other expenses	393
Incentive fee	416,577
Brokerage commissions	34,186

Total expenses	693,917

Net investment gain (loss)	(616,185)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,579,842
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,065,453

Net gain (loss) on investments	2,645,295

Net increase (decrease) in net assets from operations	$2,029,110

STATEMENT OF CHANGES IN NET ASSET VALUE

May 2008

Net assets, beginning of period	$42,415,017

Net increase in net assets from operations	2,029,110
Capital share transactions
Issuance of shares	134,763
Redemption of shares	(3,621,925)

Net increase (decrease) in net assets from capital share transactions	(3,487,162)
Net increase (decrease) in net assets	(1,458,052)

Net assets, end of period	$40,956,965

NAV Per Unit, end of period	$1,806.35

QUADRIGA SUPERFUND, L.P. — SERIES B
MAY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended May 31, 2008)

STATEMENT OF INCOME

May 2008

Investment income, interest	$70,116

Expenses
Management fee	79,647
Ongoing offering expenses	43,052
Operating expenses	6,458
Selling Commissions	172,209
Other expenses	71
Incentive fee	911,312
Brokerage commissions	55,601

Total expenses	1,268,350

Net investment gain (loss)	(1,198,234)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	2,409,217
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,235,531

Net gain (loss) on investments	4,644,748

Net increase (decrease) in net assets from operations	$3,446,514

STATEMENT OF CHANGE IN NET ASSET VALUE

May 2008

Net assets, beginning of period	$44,919,152

Net increase (decrease) in net assets from operations	3,446,514
Capital share transactions
Issuance of shares	2,494,558
Redemption of shares	(410,049)

Net increase (decrease) in net assets from capital share transactions	2,084,509
Net increase (decrease) in net assets	5,531,023

Net assets, end of period	$50,450,175

NAV Per Unit, end of period	$2,304.36

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.